UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Trailer Bridge, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

892782103
(CUSIP Number)

William P. Mills, Esq. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6436
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892782103
11	NAME OF REPORTING PERSON Estate of Clara L. McLean S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 1,334,500
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,334,500
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,334,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON OO

(1) Does not include an aggregate of 1,094,800 shares pledged by Malcom P. McLean, Jr. and Nancy M. Parker to the Estate of Clara L. McLean. See Item 6.

CUSIP No. 892782103
11	NAME OF REPORTING PERSON Nancy McLean Parker S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 1,439,423
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,334,500
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,439,423
WITH	10	SHARED DISPOSITIVE POWER 1,334,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,773,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 892782103
11	NAME OF REPORTING PERSON Malcom P. McLean, Jr. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 943,922
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,334,500
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 943,922
WITH	10	SHARED DISPOSITIVE POWER 1,334,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,422 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0%
14	TYPE OF REPORTING PERSON IN

(2) Does not include an aggregate of 68,352 shares held by Mr. McLean's adult children, Andrew S. McLean (13,671 shares), Christopher G. McLean (13,670 shares), Kemberly S. McLean (13,670 shares), Jennifer L. McLean (13,671 shares), and Malcom P. McLean III (13,670 shares).

CUSIP No. 892782103
11	NAME OF REPORTING PERSON Patricia McLean Mendenhall S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 1,446,758
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,446,758
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,446,758 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

(3) Does not include an aggregate of 34,177 shares held by Ms. Mendenhall's adult children, Greggory B. Mendenhall, Jr. (13,671 shares), Elizabeth B. Mendenhall (13,671 shares), and Margaret M. Mendenhall (6,835 shares)or 5,000 shares held by Ms. Mendenhall’s husband, Greggory B. Mendenhall.

CUSIP No. 892782103
11	NAME OF REPORTING PERSON Artis E. James, Jr. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 37,500
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 37,500
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.30%
14	TYPE OF REPORTING PERSON IN

INTRODUCTORY STATEMENT

This Amendment No. 3 (this "Amendment No. 3") relates to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Clara L. McLean, on July 7, 2005; the Schedule 13D filed on behalf of Nancy McLean Parker, on June 24, 2005; the Schedule 13D filed on behalf of Malcom P. McLean, Jr., on June 24, 2005; and the Schedule 13D filed on behalf of Patricia McLean Mendenhall, on June 24, 2005; each as amended by Amendment No. 1  to Schedule 13D ("Amendment No. 1") filed on behalf of each of the aforementioned parties (together, the "Former Reporting Persons") on November 21, 2007, and by Amendment No. 2  to Schedule 13D (“Amendment No. 2”) filed by the Former Reporting Persons on June 15, 2009, relating to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Trailer Bridge, Inc. (the "Company"), a Delaware corporation  with its principal place of business located at 10405 New Berlin Road East, Jacksonville, FL 32226. This Amendment No. 3 is being filed by the Former Reporting Persons, except that the Estate described in Item 2 below is substituted for Clara L. McLean; with such substitution the persons filing this Amendment No. 3 are referred to as the Reporting Persons.

Items 2, 3, 4, 5, 6 and 7 of Amendment No. 1 are hereby amended and supplemented as follows:

Item 2.  Identity and Background. The Estate of Clara L. McLean (the “Estate”) is the successor in interest to Clara L. McLean and beneficially owns the Common Stock previously reported to be owned by Clara L. McLean.  On August 11, 2010, Nancy McLean Parker and Malcom P. McLean, Jr. (the "Executors") were appointed to serve as executors of the Estate. They have agreed with Patricia McLean Mendenhall that she will be consulted with respect to decisions made by the Executors with respect to the Estate and share equally in fees paid to the Executors by the Estate.

The principal business address of the Estate is Estate of Clara L. McLean c/o Nancy McLean Parker, 39 Crescent Trail, No. 19, Highlands, NC 28741.

During the last five years, the Estate has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Estate been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Estate of Clara L. McLean acquired the Common Stock previously reported to be owned by Clara L. McLean for no consideration as a result of the death of Ms. Mclean on August 1, 2010.

Item 4.  Purpose of Transaction.

Item 4 is amended and restated as follows:

The Reporting Persons collectively remain the beneficial owners of approximately 43.3% of the Company's Common Stock.

It is presently anticipated that as part of the administration of the Estate, the Common Stock held by the Estate will be sold (on the open market or in privately negotiated transactions) or distributed in kind to the beneficiaries of the Estate, and that such action will be taken within twelve to twenty-four months.

Except as set forth above; the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D; the Reporting Persons intend to continue to review their investment in the Company's Common Stock on a continuing basis; and depending on various factors including, without limitation, the Company's financial position, results and strategic direction, price levels of the Company's Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company's Common Stock as they deem appropriate, including but not limited to purchasing additional shares of the Company's Common Stock or selling some or all of their shares of the Company's Common Stock, or communicating with the Company or other investors. The Reporting Persons currently have no intention, either alone or in concert with another person, to acquire or exercise additional control of the Company.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)           As reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 13, 2011 for the quarterly period ended March 31, 2011 there were 12,016,681 shares of Common Stock outstanding as of May 11, 2011.  The Estate beneficially owns 1,334,500 shares of Common Stock or 11.1% of the Common Stock. Nancy McLean Parker beneficially owns 2,773,923 shares of the  Common Stock or 23.1% of the Common Stock. Malcom P. McLean, Jr. beneficially owns 2,278,422 shares of Common Stock or 19.0% of the Common Stock. The 943,922 shares of the Company's Common Stock held by Mr. McLean does not include an aggregate of 68,352 shares held by his adult children. Patricia McLean Mendenhall beneficially owns 1,446,758 shares of Common Stock or 12% of the  Common Stock. The 1,446,758 shares of the Company's Common Stock held by Ms. Mendenhall does not include an aggregate of 34,177 shares held by her adult children. Artis E. James, Jr. beneficially owns 37,500 shares of Common Stock or 0.31% of the Common Stock.  The Reporting Persons collectively own 5,202,103 shares of Common Stock or 43.3% of the Common Stock.

(b)           As of the date hereof, (i) the Estate may be deemed to have the sole power to direct the voting and disposition of 1,334,500 shares of Common Stock, (ii) as Executors of the Estate, Malcom P. Mclean, Jr. and Nancy McLean Parker may be deemed to have the shared power to direct the voting and disposition of 1,334,500 shares of the  Common Stock, (iii) Nancy McLean Parker has the sole power to direct the voting and disposition of 1,439,423 shares of Common Stock, (iv) Malcom P. McLean, Jr. has the sole power to direct the voting and disposition of 943,922 shares of Common Stock, (v) Patricia McLean Mendenhall has the sole power to direct the voting and disposition of 1,446,758 shares of Common Stock and (vi) Artis E. James, Jr. has the sole power to direct the voting and disposition of 37,500 shares of Common Stock.

(c)           On May 23, 2011, Malcolm P. McLean, Jr. sold 500,000 shares of Common Stock to Allen L. Stevens, a director of the Company, in a privately-negotiated transaction at a price of $2.00 per share, for an aggregate purchase price of $1,000,000.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

As described in Item 6 of Amendment No. 2, Nancy P. Parker and Malcolm P. McLean, Jr. pledged 546,500 and 548,300 shares of Common Stock, respectively, to Clara L. McLean ("Pledgee") to secure repayment of loans made to the Pledgors by a third party and collateralized by the Pledgee. As a result of Ms. McLean’s death, the Estate is now the Pledgee of 1,094,800 shares of Common Stock.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of June 23, 2011, by and among the Estate of Clara L. McLean, Nancy McLean Parker, Malcom P. McLean, Jr., Patricia McLean Mendenhall and Artis E. James, Jr.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Estate of Clara McLean

By:	/s/ Nancy McLean Parker
Name: Nancy McLean Parker
Title: Co-Executor

By:	/s/ Malcom P. McLean, Jr.
Name: Malcom P. McLean, Jr.
Title: Co-Executor

Nancy McLean Parker

By:	/s/ Nancy McLean Parker

Malcom P. McLean, Jr.

By:	/s/ Malcom P. McLean, Jr.

Patricia McLean Mendenhall

By:	/s/ Patricia McLean Mendenhall

Artis E. James, Jr.

Dated: June 23, 2011	By:	/s/ Artis E. James, Jr.

Exhibit Index

Exhibit A	Joint Filing Agreement, dated as of June 23, 2011, by and among the Estate of Clara L. McLean, Nancy McLean Parker, Malcom P. McLean, Jr., Patricia McLean Mendenhall and Artis E. James, Jr.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect relating to the shares of Common Stock, par value $0.01 per share, of Trailer Bridge, Inc., a Delaware corporation, dated as of June 23, 2011, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d−1(k) under the Securities Exchange Act of 1934.

Estate of Clara McLean

By:	/s/ Nancy McLean Parker
Name: Nancy McLean Parker
Title: Co-Executor

By:	/s/ Malcom P. McLean, Jr.
Name: Malcom P. McLean, Jr.
Title: Co-Executor

Nancy McLean Parker

By:	/s/ Nancy McLean Parker

Malcom P. McLean, Jr.

By:	/s/ Malcom P. McLean, Jr.

Patricia McLean Mendenhall

By:	/s/ Patricia McLean Mendenhall

Artis E. James, Jr.

Dated: June 23, 2011	By:	/s/ Artis E. James, Jr.